

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Mr. David Bernstein
Chief Executive Officer
AnythingIT Inc.
17-09 Zink Place, Unit 1
Fair Lawn, NJ 07410

Re: AnythingIT Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 26, 2011
File No. 333-174109

Dear Mr. Bernstein:

We have reviewed the above-referenced filing and the related response letter dated July 25, 2011 and have the following comment. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments.

General

1.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X and update all related information in the remainder of the filing in your next amendment.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        James M. Schneider, Esq.
        Schneider Weinberger LLP